

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 21, 2009

Mr. David H. Dingus
Principal Executive Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, TX 76107

       **RE: AZZ, Inc.
           Form 10-K for the fiscal year ended February 28, 2009
           and Document Incorporated by Reference
           Filed May 12, 2009
           File No. 001-12777**

Dear Mr. Dingus:

      We have reviewed your response letter dated August 14, 2009 and have the
following comment. Please respond to our comment within 10 business days or tell us by
that time when you will provide us with a response. If the comment requests revised
disclosure in future filings, please confirm in writing that you intend to do so. We
welcome any questions you may have about our comment or any other aspect of our
review.

Information Incorporated Into Part III by Reference to Proxy Statement

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

1. We note your response and proposed disclosure in regards to comment one in our
     letter dated July 31, 2009. In your response, you refer to Question 118.04 of
     Regulation S-K's Compliance and Disclosure Interpretations. Please note that the
     provision you cite relates to the understanding that there is no requirement that a
     company provide <u>quantitative targets</u> for what are inherently subjective or
     qualitative assessments. Companies are still expected to provide analysis on the
     substance of their compensation decisions and to disclose how they analyzed

individual performance when such performance is material to their compensation decisions. Refer to the section titled "Compensation Discussion and Analysis" of the Staff Observations in the Review of Executive Compensation Disclosure, available on our website at www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Therefore, please further revise your CD&A to provide disclosure related to:

- how the Committee analyzed the base salary factors in its decision to increase Mr. Pendley's base salary by 10.5% (which appears to be a material increase). For example, how did the Committee's evaluation of the factors result in Mr. Pendley's base salary increasing at a higher percentage than your other named executive officers?

- how the Committee analyzed the Long-Term Incentive Compensation factors when choosing the amounts actually awarded to the named executive officers. For example, how did the Committee's evaluation of the factors result in Mr. Dingus being awarded three times the amount of stock appreciation rights as your other named executive officers?

*   *   *   *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3354 with any questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst

cc: By facsimile to (817) 878-9709
        F. Richard Bernasek
        (Kelly Hart & Hallman LLP)